Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*NO. OF DIVIDEND SHARES AWARDED (NOTE 3)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	29	15	31	2,361
DAVID MICHELS	29	15	31	2,361
BRIAN WALLACE	29	15	31	2,361

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 6 DECEMBER 2004 AT 259.50P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED (ADJUSTED FOR FRACTIONAL ENTITLEMENTS CARRIED FORWARD)

3. SHARES PURCHASED PURSUANT TO THE PLAN ON 1 DECEMBER 2004 AT 259.20P PER SHARE

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ANNOUNCES THAT COMPUTERSHARE TRUSTEES (C.I.) LIMITED, AS TRUSTEE OF THE HILTON GROUP SHARE OWNERSHIP TRUST ("THE TRUST"), HAS RECENTLY ACQUIRED 497,212 ORDINARY SHARES (REPRESENTING 0.03% OF THE ISSUED SHARE CAPITAL) OF HILTON GROUP PLC ("THE SHARES"), AS FOLLOWS:

- 99,648 SHARES WERE ACQUIRED ON 6 DECEMBER 2004 AT A PRICE OF 260.75P PER SHARE;
- 100,516 SHARES WERE ACQUIRED ON 7 DECEMBER 2004 AT A PRICE OF 258.50P PER SHARE;
- 99,079 SHARES WERE ACQUIRED ON 8 DECEMBER 2004 AT A PRICE OF 262.25P PER SHARE;
- 98,796 SHARES WERE ACQUIRED ON 9 DECEMBER 2004 AT A PRICE OF 263.00P PER SHARE; AND
- 99,173 SHARES WERE ACQUIRED ON 10 DECEMBER 2004 AT A PRICE OF 262.00P PER SHARE.

THE SHARES ARE HELD SUBJECT TO THE TERMS OF THE TRUST FOR THE BENEFIT OF EMPLOYEES OF COMPANIES WITHIN THE HILTON GROUP OF COMPANIES. MR D M C MICHELS, MR B G WALLACE AND MR C BELL, WHO ARE ALL DIRECTORS OF HILTON GROUP PLC, ACQUIRED (FOR THE PURPOSES OF SECTION 324 OF THE COMPANIES ACT 1985) AN INTEREST IN THE SHARES ACQUIRED BY THE TRUSTEE ON THE DATES MENTIONED ABOVE BY REASON OF BEING EMPLOYEES OF HILTON GROUP PLC. NO

ALLOCATION BY THE TRUSTEE OF THE SHARES TO THESE INDIVIDUALS OR TO OTHER EMPLOYEES HAS YET BEEN MADE.

INFORMATION REGARDING THE ACQUISITION OF THE SHARES WAS RECEIVED BY THE COMPANY ON 10 DECEMBER 2004.